UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

AMCOL International Corporation

(Name of Subject Company (Issuer))

Imerys Minerals Delaware, Inc.

an indirect wholly owned subsidiary of

Imerys SA

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class Of Securities)

02341W103

(CUSIP Number of Class of Securities)

Denis Musson

Vice-President, General Counsel & Company Secretary

Imerys SA

154 rue de l’Université

75007 Paris, France

+ 33 (0) 1 49 55 63 00

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Kenneth M. Wolff

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$1,458,558,778	$187,863

(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $42.75 (i.e., the per share tender offer price) by (y) the sum of (a) 32,501,070, the number of shares of common stock issued and outstanding, plus (b) 994,756, the number of shares of common stock issued with respect to outstanding stock options, plus (c) 397,778, the number of shares of common stock to which stock appreciation rights were issued, plus (d) 129,300, the number of shares of common stock that were subject to restricted stock unit awards, plus (e) 95,430 phantom shares of common stock credited under a deferred compensation plan. The foregoing share figures have been provided by the issuer to the offerors and are as of February 11, 2014, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $180,172	Filing Party: Imerys Minerals Delaware, Inc; Imerys SA
Form or Registration No.: Schedule TO	Date Filed: February 20, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 20, 2014 (together with this Amendment and any subsequent amendments and supplements thereto, collectively the “Schedule TO”) and relates to the offer of Imerys Minerals Delaware, Inc., a Delaware corporation (the “Purchaser”), an indirect wholly owned subsidiary of Imerys SA, a corporation organized under the laws of France (“Imerys”), to purchase all outstanding shares of common stock, par value $0.01 per share (each a “Share”), of AMCOL International Corporation, a Delaware corporation (“AMCOL” or the “Company”), at a price of $41.00 per Share, net to the seller in cash, without interest (the “Offer Price”), less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 20, 2014 (as it may be amended or supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of the Purchaser and Imerys. All information set forth in the Offer to Purchase is incorporated by reference in answers to Items 1 through 11 in the Schedule TO, except as to those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEMS 1–11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by:

Amending and replacing all references in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) to the Offer Price being “$41.00 per Share, net to the seller in cash, without interest” with “$42.75 per Share, net to the seller in cash, without interest”.

Amending and replacing all references in the Offer to Purchase to the estimate of the total funds required to purchase all outstanding Shares pursuant to the Offer and to complete the Merger and to pay related transaction fees and expenses being “$1,409,000,000” with “$1,470,000,000”.

Amending and restating in its entirety the response to the question “How much are you offering to pay for my Shares and what is the form of payment?” in the section of the Offer to Purchase entitled “Summary Term Sheet” to read as follows:

“We are offering to pay $42.75 per Share, net to you, in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions contained in this Offer to Purchase and the accompanying Letter of Transmittal.”

Amending and restating in its entirety the first sentence of the response to the question “Is your financial condition relevant to my decision to tender my Shares pursuant to the Offer and do you have financial resources to make payment?” in the section of the Offer to Purchase entitled “Summary Term Sheet” to read as follows:

“Imerys and the Purchaser estimate that the total funds required to purchase all issued and outstanding Shares pursuant to the Offer and to complete the Merger pursuant to the Merger Agreement will be approximately $1,470,000,000, including related transaction fees and expenses.”

Amending and restating in its entirety the third sentence of the response to the question “Will the consummation of the Offer be followed by a merger if less than all of the Shares are tendered pursuant to the Offer?” in the section of the Offer to Purchase entitled “Summary Term Sheet” to read as follows:

“If the Merger takes place, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by AMCOL as treasury stock or owned by Imerys or the Purchaser, all of which will be canceled and will cease to exist, and (ii) Shares owned by any stockholder of AMCOL who or which is entitled to demand, and who properly demands, appraisal rights pursuant to Section 262 of the DGCL) will be converted into the right to receive $42.75 per Share, net in cash, without interest and less any applicable withholding taxes (or any higher price per Share that is paid to the stockholders of AMCOL pursuant to the Offer) and AMCOL will become an indirect wholly owned subsidiary of Imerys.”

Amending and restating in its entirety the second sentence of the response to the question “What is the market value of my Shares as of a recent date?” in the section of the Offer to Purchase entitled “Summary Term Sheet” to read as follows:

“Therefore, the Offer Price of $42.75 per Share represents a premium of approximately 16.4% over the closing price of the Shares before announcement of the Merger Agreement.”

Amending and restating in its entirety the response to the question “If I accept the Offer, when and how will I get paid?” in the section of the Offer to Purchase entitled “Summary Term Sheet” to read as follows:

“If the conditions to the Offer as described in Section 15—“Conditions of the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $42.75 in cash, without interest and less any applicable withholding taxes promptly following the Expiration Time. See Sections 1—“Terms of the Offer” and 2—“Acceptance for Payment and Payment for Shares.””

Deleting in its entirety the first paragraph of Section 11 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with AMCOL.”

Amending and supplementing the information set forth in Section 11 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with AMCOL” by adding the following paragraphs at the end of the section:

“On February 24, 2014, AMCOL received an unsolicited proposal from Minerals Technologies Inc. (“MTI”) to acquire all of AMCOL’s outstanding Shares at a price per Share of $42.50 in cash (the “MTI Proposal”). The MTI Proposal included a proposed merger agreement and a financing commitment letter. The draft merger agreement provides that MTI or AMCOL can terminate the merger agreement if the proceeds of the financing are not available to MTI in an amount sufficient, together with its other available cash, to enable MTI to consummate the acquisition. In such a circumstance MTI would be obligated to pay AMCOL a $70 million reverse termination fee, and AMCOL would not have a right of specific performance to require MTI to complete the transaction.

On February 24, 2014, AMCOL provided a copy of the MTI Proposal to Imerys and the Purchaser in accordance with the terms of the Merger Agreement.

In the early morning of February 25, 2014, Mr. Michel called Mr. McKendrick to express possible interest in responding to the MTI Proposal.

Later on February 25, 2014, Mr. McKendrick called Mr. Michel to inform him that the AMCOL Board was still considering and had taken no action with respect to the MTI Proposal.

On February 26, 2014, Mr. Michel called Mr. McKendrick and informed him that in light of the MTI Proposal, Imerys would increase the price it was proposing to pay AMCOL’s stockholders for their shares.

Later on February 26, 2014, a representative of Skadden sent to a representative of Kirkland & Ellis an amendment to the Merger Agreement (the “Amendment”) which proposed an increase in the Offer Price to $42.75 per Share in cash (the “Amended Offer”), but which otherwise did not change the terms of the Merger Agreement.

Later on February 26, 2014, the AMCOL Board held a telephonic meeting to discuss the MTI Proposal and the Amendment. Following extensive discussion, the AMCOL Board unanimously (i) determined that the Amendment, the amended Merger Agreement, the Amended Offer, the Merger and the other transactions contemplated by the amended Merger Agreement, are advisable, fair to and in the best interests of AMCOL and its stockholders (other than Imerys and its subsidiaries), (ii) approved the Amendment, the amended Merger Agreement, the Amended Offer, the Merger and the other transactions contemplated by the amended Merger Agreement, in accordance with the requirements of the DGCL, and (iii) subject to the terms and conditions set forth in the amended Merger Agreement, resolved to recommend that AMCOL’s stockholders accept the Amended Offer and adopt the amended Merger Agreement and tender their Shares pursuant to the Amended Offer. The AMCOL Board also determined that the MTI Proposal was not superior to the Amendment.

Later on February 26, 2014, the parties executed the Amendment. Thereafter, Imerys and AMCOL issued separate press releases announcing the Amendment and the increased Offer Price contemplated thereby.”

Amending and supplementing the information set forth in the section entitled “The Merger Agreement” in Section 12 of the Offer to Purchase entitled “The Transaction Agreements” by adding the following paragraph after the end of the first paragraph:

“On February 26, 2014, Imerys, the Purchaser and AMCOL executed the Amendment pursuant to which the Purchaser increased the Offer Price to $42.75 per Share, net to the seller in cash, without interest.

Amending and restating in its entirety the section entitled “Legal Proceedings” in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” to read as follows:

“On February 18, 2014, a suit captioned Coyne v. AMCOL International Corporation, et al., Case No. 2014-CH-02849 was filed in the Circuit Court of Cook County, Illinois, County Department, Chancery Division. The suit is a purported class action brought on behalf of the stockholders of AMCOL. The complaint alleges that AMCOL and its directors breached fiduciary duties in connection with the proposed transaction which plaintiff alleges does not appropriately value AMCOL, was the result of an inadequate process and includes preclusive deal protection devices. The complaint also claims that Imerys and the Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint purports to seek unspecified damages and injunctive relief.

On February 21, 2014, a suit captioned Halberstam v. AMCOL International Corporation, et al., C.A. No. 9381-VCL was filed in the Delaware Court of Chancery. The suit is a purported class action brought on behalf of the stockholders of AMCOL. The complaint alleges that AMCOL’s directors breached fiduciary duties in connection with the proposed transaction which plaintiff alleges does not appropriately value AMCOL, was the product of an inadequate process and includes preclusive deal protection devises. The complaint also claims that AMCOL, Imerys and Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint purports to seek unspecified damages, injunctive relief, and, in the event the proposed transaction is consummated, rescission of the proposed transaction or rescissory damages.

On February 25, 2014, a suit captioned City of Monroe Employees’ Retirement System v. AMCOL International Corporation, et al., Case No. 2014-CH-3236 was filed in the Circuit Court of Cook County, Illinois, County Department, Chancery Division. The suit is a purported class action brought on behalf of the stockholders of AMCOL. The complaint alleges that AMCOL’s directors breached fiduciary duties in connection with the proposed transaction which plaintiff alleges does not appropriately value AMCOL, was the result of an inadequate process and includes preclusive deal protection devices. The complaint also claims that AMCOL, Imerys and Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint purports to seek declaratory relief, injunctive relief and, in the event that the proposed transaction is consummated, rescission of the proposed transaction.

Imerys, the Purchaser and AMCOL believe the claims are without merit and intend to defend against them vigorously.”

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit thereto:

(a)(1)(H)	Press Release issued by Imerys on February 26, 2014.

(d)(5)	Amendment No. 1 to Agreement and Plan of Merger, dated as of February 26, 2014, by and among Imerys, Purchaser and AMCOL (incorporated by reference to Exhibit 2.1 to AMCOL’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 27, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2014

IMERYS MINERALS DELAWARE, INC.

By:	/s/ Denis Musson
Name:	Denis Musson
Title:	President

IMERYS SA

By:	/s/ Denis Musson
Name:	Denis Musson
Title:	Vice-President, Group General Counsel & Company Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated February 20, 2014.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.

(a)(1)(G)	Form of Summary Advertisement as published in The Wall Street Journal on February 20, 2014.

(a)(1)(H)	Press Release issued by Imerys on February 26, 2014.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by Imerys on February 12, 2014 originally filed as Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 12, 2014, which is incorporated by reference herein.

(a)(5)(B)	Communication published by Imerys on Imerys Group Intranet on February 12, 2014, originally filed as Exhibit (a)(5)(B) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 12, 2014, which is incorporated by reference herein.

(a)(5)(C)	Investor Presentation published by Imerys on February 12, 2014, originally filed as Exhibit (a)(5)(C) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 12, 2014, which is incorporated by reference herein.

(a)(5)(D)	Presentation to AMCOL employees made by Imerys on February 12, 2014, originally filed as Exhibit (a)(5)(D) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 12, 2014, which is incorporated by reference herein.

(a)(5)(E)	Transcript of Imerys Earnings Call on February 13, 2014, originally filed as Exhibit (a)(5)(E) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 18, 2014, which is incorporated by reference herein.

(a)(5)(F)	Press Release issued by Imerys on February 17, 2014, originally filed as Exhibit (a)(5)(F) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 18, 2014, which is incorporated by reference herein.

(a)(5)(G)	Transcript of Imerys Investor Call on February 12, 2014, originally filed as Exhibit (a)(5)(G) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 18, 2014, which is incorporated by reference herein.

(a)(5)(H)	Press Release issued by Imerys on February 20, 2014.

(b)(1)	Facility Agreement, dated as of February 11, 2014, by and among Imerys, Morgan Stanley Bank International Limited as mandated lead arranger, bookrunner, original lender and agent.

(d)(1)	Agreement and Plan of Merger, dated as of February 11, 2014, by and among AMCOL, Imerys and the Purchaser, originally filed as Exhibit 2.1 to AMCOL’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 12, 2014, which is incorporated by reference herein.

(d)(2)	Confidentiality Agreement, dated as of December 12, 2013, between Imerys and AMCOL.

(d)(3)	Letter Confidentiality Agreement, dated as of February 2, 2014, between Imerys and AMCOL.

(d)(4)	Exclusivity Agreement, dated as of February 2, 2014, between Imerys and AMCOL, originally filed as Exhibit (e)(4) to AMCOL’s Schedule 14D-9 filed with the Securities and Exchange Commission on February 20, 2014, which is incorporated by reference herein.

(d)(5)	Amendment No. 1 to Agreement and Plan of Merger, dated as of February 26, 2014, by and among Imerys, Purchaser and AMCOL (incorporated by reference to Exhibit 2.1 to AMCOL’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 27, 2014).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.